Exhibit 99.1

Company Announcement — No. 04/2019

Zealand Pharma convenes its Annual General Meeting 2019

Copenhagen, March 12, 2019 — Zealand Pharma A/S (“Zealand”) convenes the Company’s ordinary Annual General Meeting to be held on

Thursday April 4, 2019 at 3.00 pm CET

at the offices of Plesner Advokatpartnerselskab, Amerika Plads 37, 2100 Copenhagen Ø, Denmark.

Agenda:

(1)                                 Management’s report on the Company’s activities during the past financial year

(2)                                 Approval of the audited Annual Report 2018

(3)                                 Resolution on the distribution of profit or the cover of loss in accordance with the approved Annual Report 2018

(4)                                 Election of members to the Board of Directors

(5)                                 Election of the auditor

(6)                                 Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)                                 Proposal from the Board of Directors to amend the Company’s Articles of Association, including amendment of section 13.3 to include the Board of Directors’ election of a Vice-Chairman and amendment of section 13.4 to reflect that the Vice-Chairman has a casting vote in the absence of the Chairman

(8)                                 Proposal from the Board of Directors to update the Company’s Overall Guidelines for incentive pay to the Executive Management

(9)                                 Proposal from the Board of Directors to update the Company’s Remuneration Policy

(10)                          Proposal by the Board of Directors to approve the fees for the Board of Directors for the financial year 2019

(11)                          Any other business

The Annual General Meeting will be held in English.

After the Annual General Meeting 2019, refreshments (coffee and cake) will be served, and there will be an opportunity to speak with members of Zealand’s Corporate Management team.

The notice to convene the Annual General Meeting as well as the registration and proxy forms are available on Zealand’s website via the following link:

www.zealandpharma.com/annual-general-meeting/

The notice to convene is enclosed to this announcement, and the following should be noted:

Agenda item no. 4: The board members elected by the General Meeting are elected on an annual basis.

Rosemary Crane and Catherine Moukheibir do not stand for re-election. In accordance with the recommendation from the Nomination Committee the Board of Directors proposes the re-election of the following incumbent board members:

•                  Alain Munoz

•                  Martin Nicklasson

•                  Michael J. Owen

•                  Kirsten Aarup Drejer

In addition the Board of Directors proposes in accordance with the Nomination Committee’s recommendation the election of the following additional independent members of the Board of Directors:

•                  Bernadette Connaughton

•                  Jeffrey Berkowitz

•                  Leonard Kruimer

For a description of the nominated candidates, see Appendix 1 to this notice.

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer and Chief Medical & Development Officer

Tel.: +45 50 60 36 01, e-mail: ast@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Zealand convenes its Annual General Meeting 2019

Notice to convene the Annual General Meeting of Zealand Pharma A/S (CVR no. 20 04 50 78) (“the Company”).

The Board of Directors of the Company hereby convenes the Annual General Meeting of the Company to be held on:

Thursday April 4, 2019 at 3.00 pm CET

at the offices of Plesner Advokatpartnerselskab, Amerika Plads 37, 2100 Copenhagen Ø, Denmark.

Agenda:

(12)               Management’s report on the Company’s activities during the past financial year

(13)                Approval of the audited Annual Report 2018

(14)                Resolution on the distribution of profit or the cover of loss in accordance with the approved Annual Report 2018

(15)                Election of members to the Board of Directors

(16)                Election of the auditor

(17)                Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(18)                Proposal from the Board of Directors to amend the Company’s Articles of Association, including amendment of section 13.3 to include the Board of Directors’ election of a Vice-Chairman and amendment of section 13.4 to reflect that the Vice-Chairman has a casting vote in the absence of the Chairman

(19)                Proposal from the Board of Directors to update the Company’s Overall Guidelines for incentive pay to the Executive Management

(20)                Proposal from the Board of Directors to update the Company’s Remuneration Policy

(21)                Proposal by the Board of Directors to approve the fees for the Board of Directors for the financial year 2019

(22)                Any other business

Complete proposals:

Re item (2):

The Board of Directors proposes that the Annual Report 2018 is approved.

Re item (3):

The Board of Directors proposes that the annual result, which is a profit of DKK 581,282,000, is carried forward to the following year.

Re item (4):

The board members elected by the General Meeting are elected on an annual basis.

Rosemary Crane and Catherine Moukheibir do not stand for re-election. In accordance with the recommendation from the Nomination Committee the Board of Directors proposes the re-election of the following incumbent board members:

•                  Alain Munoz

•                  Martin Nicklasson

•                  Michael J. Owen

•                  Kirsten Aarup Drejer

In addition the Board of Directors proposes in accordance with the Nomination Committee’s recommendation the election of the following additional independent members of the Board of Directors:

•                  Bernadette Connaughton

•                  Jeffrey Berkowitz

•                  Leonard Kruimer

For a description of the nominated candidates, see Appendix 1 to this notice.

Re item (5):

The Board of Directors recommends the re-election of Deloitte Statsautoriseret Revisionspartnerselskab, CVR no.: 33 96 35 56, in accordance with the recommendation of the Audit Committee. The Audit Committee has not been influenced by third parties and has not been subject to any agreement with third parties that limits the General Meeting to electing certain auditors or audit firms as auditor.

Re item (6):

The Board of Directors requests that the General Meeting authorizes the Company to acquire, during the period until the next Annual General Meeting, treasury shares directly and/or acquire American depositary shares, provided the acquisition, pursuant to Section 197 of the Danish Companies Act, can be financed by funds that could otherwise be distributed as ordinary dividends. The Company’s aggregated acquisition of treasury shares and American depositary shares shall not exceed a total nominal value of 10% of the

Company’s share capital at any given time. The acquisition price for the treasury shares may not deviate by more than 10% from the quoted price for the Company’s shares on Nasdaq Copenhagen at the time of purchase, and the acquisition price for the American depositary shares may not deviate by more than 10% from the quoted price for the American depositary shares traded on NASDAQ Global Select Market in the United States at the time of purchase. The Company may surrender any acquired American depositary shares to the depositary enabling the Company to take delivery of the underlying shares.

Re item (7)

The Board of Directors proposes that the General Meeting approves that a Vice-Chairman is elected by the Board of Directors and as a consequence thereof that section 13.3 and 13.4 of the Company’s Articles of Association be updated as follows:

13.3  The board of directors elects a chairman and a vice-chairman from among its members.

13.4  Unless otherwise decided by the board of directors, decisions of the board of directors shall be decided by simple majority of votes. In the event of an equality of votes, the chairman, and in his/her absence the vice-chairman, shall have a casting vote.

Re item (8)

The Board of Directors proposes that the General Meeting approves the Company’s updated Overall Guidelines for incentive pay to the Executive Board.

The Board of Directors has proposed few amendments to the existing Guidelines, including a proposal to add the possibility to grant members of the Executive Board share-based remuneration in the form of performance share units (PSU) and share options. The main objective of this proposal is to recruit, retain and motivate the members of the Executive Management. The terms and conditions of the proposed share-based scheme appear (as track changes) from the updated version of the Overall Guidelines for incentive pay to the Executive Board available on the Company’s website: www.zealandpharma.com.

Furthermore, the Board of Directors has proposed to include the possibility to grant - in individual cases for recruitment purposes - members of the Executive Management a one-off bonus (sign-on bonus).

The Board of Directors has also proposed amendments to the limits in respect of the cash bonus, including target cash bonus (to be equivalent to up to 60% of the fixed base salary) and the maximum cash bonus (to be equivalent to up to 72% of the fixed base salary).

The total value of the share rights/warrants granted to the members of the Executive Management, within a given calendar year, is proposed reduced from 100% to 75% of their fixed base salary (at the time of granting).

In order to adjust the Guidelines with the current Corporate Governance Recommendations the Board of Directors has, inter alia, proposed to insert new sections regarding the possibility for the Company to reclaim variable remuneration awarded on misstated data (claw-back) and review, disclosure and publication of the Guidelines.

An updated version of the Overall Guidelines for incentive pay to the Executive Board reflecting the proposed changes (tracked) will be available from 12 March, 2019 on the Company’s website: www.zealandpharma.com.

Re item (9)

The Board of Directors proposes that the General Meeting approves the Company’s updated Remuneration Policy.

The proposal for the updated Remuneration Policy reflects (i) the addition of a Vice-Chairman fee of DKK 100,000, (ii) an increase in the board member base fee from DKK 300,000 to DKK 400,000, (iii) amendments resulting from the proposed share-based scheme (PSU) and the possibility to grant a one-off bonus as mentioned in item 8 above (consequential amendments), (iv) an adjustment to align the content of the policy with the Overall Guidelines for incentive pay to the Executive Board, (v) an increase of the maximum percentage for pension contribution for executives from the existing 10% to 20% of the fixed base salary, (vi) a specification of other monetary benefits, such as coverage of relocation and accommodation costs to executives, and (vii) the Company’s payment of severance payments to executives in case of termination, which may not exceed 50% of the individual’s total remuneration of the last year.

An updated version of the Remuneration Policy reflecting the proposed changes (tracked) will be available from 12 March, 2019 on the Company’s website: www.zealandpharma.com.

Re item (10)

The Board of Directors proposes that the General Meeting approves the fees for the Board of Directors for the financial year 2019:

•                  Member base fee of DKK 400,000

•                  Chairman fee of DKK 350,000

•                  Vice-Chairman fee of DKK 100,000

•                  Audit Committee member fee of DKK 50,000

•                  Audit Committee chairman fee of DKK 150,000

•                  Remuneration and Compensation Committee member fee of DKK 50,000.

The fees for the Board of Directors for the financial year 2019 are unchanged, besides the base fee, which has been proposed increased from DKK 300,000 to DKK 400,000 and the addition of the Vice-Chairman fee.

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Language

The General Meeting is held in English without any translation into Danish.

Resolution requirements

The following requirements are applicable in order to pass the resolutions and must all be fulfilled in order for the proposals to be adopted:

The proposals set out in items 2-6 and 8-10 of the agenda must be adopted by a simple majority of votes. The adoption of the proposal under item 7 requires that the proposal is adopted by at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the General Meeting.

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General share information

The share capital of the Company is nominally DKK 30,786,827. The nominal amount of each share is DKK 1. Each share of DKK 1 has one vote at the General Meeting.

The shareholders may exercise their financial rights through their own depositary banks.

Information on the Company’s website

Further information about the General Meeting will be available from 12 March, 2019 to April 4, 2019 on the Company’s website, https://www.zealandpharma.com/annual-general-meeting/ including:

1)  The total number of shares and voting rights in the Company on the date of the notice

2)  The notice to convene, along with the agenda and the complete proposals

3)  A proxy form

4)  A postal vote form

5)  A registration form to be used when ordering an admission card

6)  The documents to be presented at the Annual General Meeting 2019, including the Annual Report 2018, draft updated Guidelines for Incentive pay to the Executive Management, draft updated Remuneration Policy and draft updated articles of association.

Publication of notice

This notice has been made public via the electronic system of the Danish Business Authority and on the Company’s website. It has also been sent electronically to all shareholders who have registered their e-mail address with the Company.

Request for notice to convene by ordinary mail

Please note that from 2019 shareholders need to notify the Company each year, via the shareholder portal, if they wish to receive the notice to convene for the AGM by ordinary mail instead of e-mail.

Questions

Shareholders may ask questions concerning the agenda and the other material relating to the General Meeting both before and during the General Meeting itself.

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In order to attend the General Meeting and vote, the following apply:

Date of registration

The shareholders’ right to attend and vote at the General Meeting, or to vote by post, is determined based on the shares that the shareholders hold on the date of registration, which is March 28, 2019.

Only persons who are shareholders of the Company on the date of registration may attend and vote at the General Meeting; however, please see below regarding shareholders’ requests for admission cards in due time.

Once the date of registration has passed, the shares held by each shareholder will be calculated. The calculation is based on the registration of shares in the register of shareholders as well as on notifications of ownership that were received by the Company before the date of registration passed for the purpose of registration in the register of shareholders, but which have not yet been registered in the register of shareholders.

Admission card

In order to attend the General Meeting, shareholders must order an admission card no later than Friday March 29, 2019 at 11.59 pm CET.

Admission cards can be ordered electronically directly from the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

Admission cards can also be ordered from Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark, by e-mail (gf@computershare.dk) or fax (+45 45 46 09 98).

Admission cards will be sent out electronically via e-mail to the e-mail address specified in the shareholder portal at the time of registration. The admission card must be presented at the Annual General Meeting either electronically on a smartphone/tablet or in a printed version.

Shareholders who have requested admission cards without specifying their e-mail address can collect the admission card at the entrance of the Annual General Meeting on presentation of ID.

Voting forms will be handed out at the entrance of the Annual General Meeting.

Proxy

Proxies may represent a shareholder at the General Meeting. In this case, Computershare A/S must receive a proxy form no later than Friday March 29, 2019 at 11.59 pm CET.

It is possible to submit a proxy electronically directly via the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

The proxy form can also be downloaded or printed from the Company’s website, http://zealandpharma.com/investors/shareholder-portal. and be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

Postal vote

Shareholders who cannot attend the General Meeting can vote by post, in other words vote in writing before the General Meeting is held. Computershare A/S must have received a postal vote no later than Wednesday April 3, 2019 at 12 noon CET.

It is possible to vote by post electronically on the shareholder portal in the Investors section of the Company’s website: http://zealandpharma.com/investors/shareholder-portal.

A postal vote form is also available for downloading or printing from the Company’s website, http://zealandpharma.com/investors/shareholder-portal. Once completed, this may be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

A postal vote that has been sent is irrevocable.

Processing of personal data

The Company’s Privacy Policy for Shareholders etc. explains how the Company processes personal data in connection with the General Meeting - the Policy is available at www.zealandpharma.com under “Investor > Annual General Meeting”.

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Date: 12 March, 2019

Kind regards,

The Board of Directors of Zealand Pharma A/S

Appendix 1 — Recommendation from the Nomination Committee

Nominated candidates to the Board of Directors

Alain Munoz

Board member

Elected to the Board in 2005 (resigned in 2006 and was re-elected in 2007) and regarded as an independent board member.

Qualifications

MD in Cardiology and Anesthesiology, head of the clinical department of cardiology at the University Hospital of Montpellier. He has numerous publications to his name and has been a member of the scientific committee of the French Drug Agency (ANSM).

Competencies

Alain Munoz is CEO and founder of Amistad Pharma S.A.S. and Science, Business and Management SARL (France), and has more than 20 years’ experience in the pharmaceutical industry at senior management level. He served as SVP for international development within the Sanofi Group and as SVP for the pharmaceutical division of Fournier Laboratories.

Alain Munoz is chairman of the board of Hybrigenics, a board member of Valneva SE and adviser to Kurma Biofund.

Martin Nicklasson

Chairman of the Board

Chairman of the Remuneration and Compensation Committee

Chairman of the Nomination Committee

Elected to the Board in 2015 and regarded as an independent board member.

Qualifications

Certified pharmacist.

PhD in Pharmaceutical Technology from the University of Uppsala, where he is an Associate Professor in the Department of Pharmaceutics.

Competencies

Martin Nicklasson has held various executive vice president positions at AstraZeneca PLC and has served as President and CEO of Biovitrum AB and Swedish Orphan Biovitrum AB. Prior to this, he held a number of leadership positions at AB Astra and Kabi Pharmacia AB. Martin Nicklasson is Chairman of the boards of Orexo AB, Farma Investment A/S and Kymab Ltd. He serves as a board member of Basilea Pharmaceutica Ltd., BioInvent International AB and Biocrine AB.

Michael J. Owen

Board member

Elected to the Board in 2012 and regarded as an independent board member.

Qualifications

PhD in Biochemistry from Cambridge University and BA in Biochemistry from Oxford University.

Competencies

Michael J. Owen is co-founder and former CSO of Kymab Ltd. Before joining Kymab, he held several leading positions at GlaxoSmithKline (GSK), latterly as SVP and head of biopharmaceuticals research. Prior to joining GSK in 2001, he headed the Lymphocyte Molecular Biology group at the Imperial Cancer Research Fund. He has more than 20 years’ research experience with a focus on the immune system. He has more than 150 publications to his name and is a member of the European Molecular Biology Organization and a Fellow of the Academy of Medical Sciences.

Michael J Owen is Chairman of the board of Ossianix Inc and is also a member of the board of Avacta Group plc, ReNeuron Group plc, Sareum Holdoings plc, Iksuda Therapeutics and GammaDelta Therapeutics. He is also an adviser to the CRT Pioneer Fund.

Kirsten Aarup Drejer

Elected to the Board in 2018 and regarded as an independent board member.

Qualifications

PhD in Pharmacology and an MSc in Pharmacy from the University of Copenhagen.

Competencies

Kirsten Drejer is co-founder and previous CEO of Symphogen A/S (2000-2016) which is a privately biotech company dedicated to the development of mAb mixtures to provide effective treatments to serious diseases including with oncology. Dr. Drejer holds more than 30 years of international experience in the pharmaceutical and biotech industry. Before co-founding Symphogen A/S in 2000, Kirsten Drejer held several scientific and managerial positions at Novo Nordisk A/S, including four years as Director of Diabetes Discovery, and three years as Corporate Facilitator. In addition to her position as member of the board of directors of Zealand Pharma she holds board seats with Bioneer A/S (Chairman), Bioporto A/S, Lyhne & Co, Antag Therapeutics ApS (Chairman) and ResoTher Pharma ApS (Chairman). Additionally, she is on the Advisory Board for The Faculty of Pharmaceutical Sciences, University of Copenhagen, the Entrepreneurship Advisory Board at Copenhagen Business School, and the Advisory Board for DTU Bioengineering and she serves on the expert panel for InnoBooster grants.

Bernadette Connaughton

New candidate for the Board of Directors

Regarded as an independent board member.

Qualifications

MBA from The Wharton School, University of Pennsylvania and BA from Johns Hopkins University.

Competencies

Bernadette Connaughton has held a number of leading positions as President and Vice President at Bristol-Myers Squibb focusing on the commercialization of oncology, virology, cardiovascular and diabetes products. She has more than 30 years of global strategic, commercial and leadership expertise, and a broad perspective on the strategy, capabilities and governance required for successful execution in U.S. and international markets. She has been a member of the European Federation of Pharmaceutical Industry Association, Patient Access and European Markets Committees and phRMA Marketing Practices, Industry Code of Practices and DTC Code Committees, among others.

Leonard Kruimer

New candidate for the Board of Directors

Regarded as an independent board member.

Qualifications

MBA from Harvard Business School and a Certified Public Accountant in New York State.

Competencies

Leonard Kruimer has been Chairman of the Board of BioInvent International AB and its Director since 2018. He has more than 30 years of experience in corporate finance, planning and strategy, including 15 years in senior executive positions in private and publicly listed biotechnology companies. He has served as the Acting Chief Executive Officer at BBB Therapeutics BV and to-BBB Holding B.V., as well as Chief Financial Officer and Member of the Management Board at Crucell N.V. from 1998 to 2011 being responsible for financing Crucell in private and public markets, including the IPO at Nasdaq and Euronext in 2000 and subsequent listing on the Swiss Stock Exchange in 2006.

Jeffrey Berkowitz

New candidate for the Board of Directors

Regarded as an independent board member.

Qualifications

J.D., Brooklyn Law School, Brooklyn, NY and BA Political Science, Union College, Schenectady, NY.

Competencies

Jeffrey Berkowitz is a global executive with extensive branded and generic pharmaceutical, retail pharmacy, wholesale drug distribution, specialty, payor and healthcare services leadership experience in P&L accountable roles. He has held a number of international leading positions, including Executive Vice President of UnitedHealth Group/Optum where he led Optum’s International division as CEO, and Senior Vice President at Merck & Company, Inc. He has also served as President of Pharma and Global Market

Access at Walgreens Boots Alliance, Inc. He is a member of the Board of Directors of H. Lundbeck A/S, Esperion Theraptics, Inc. and Infinity Pharmaceuticals, Inc., and has served on the Board of Directors of the Swiss-American Chamber of Commerce. Jeffrey Berkowitz has been recognized three times in PharmaVoice magazine as one of the 100 Most Inspiring Leaders in the Life Sciences in 2009, 2010 and 2012.